As filed with the Securities and Exchange Commission on June 19, 2008

Registration No. 333-148174

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to Form SB-2
on
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
FUTUREIT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	98-0517683
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4 Hamelacha Street; North Industrial Area; Lod, Israel
Tel: (972)(8)920-8070
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, Delaware 19715
Tel. (302) 738-6680
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies of Communications to:

Steven J. Glusband, Esq.	Ariel Ben-Hur, Adv.
Karmit Galili, Esq.	Efrati Galili & Co., Law Offices
Carter Ledyard & Milburn LLP	6 Wissotsky Street
2 Wall Street	Tel Aviv, Israel 62338
New York, NY 10005	Tel: (972)(3) 545-2020
Tel: (212) 238-8605	Fax: (972)(3) 604-0111
Fax: (212) 732-3232

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.   ☒

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

          This Post-Effective Amendment No. 1 to Form SB-2 on Form S-1 is being filed to update the information in our Registration Statement, File No. 333-148174. This amendment relates to outstanding shares of common stock to be resold by certain of our security holders and to the resale of shares of common stock issuable upon the exercise of outstanding warrants.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 19, 2008

PROSPECTUS

11,432,020 SHARES

FutureIT, Inc.

COMMON STOCK

------------------------
          This prospectus relates to up to 11,432,020 shares of common stock, par value $0.0001 per share, of FutureIT, Inc. that the selling stockholders named in this prospectus or their transferees may offer from time to time. Of the shares of common stock offered hereby: (i) 8,340,000 shares were issued to the selling stockholders; and (ii) up to 3,092,020 shares are issuable upon exercise of warrants. Such shares and warrants were issued to the selling stockholders pursuant to: (i) a bridge loan agreement dated January 26, 2007, or the Bridge Loan, (ii) a private placement of securities that we completed in December 11, 2007, or the Private Placement, and (iii) to the placement agent, advisors and consultants that were employed in connection with the Bridge Loan and the Private Placement. The registration of the shares of common stock does not necessarily mean that the selling stockholders or their transferees will offer or sell their shares. Prior to this offering there has been no public market for our common stock and no assurance can be given that a public market will commence or be sustained.

          We are not offering or selling any of our shares of common stock pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock offered by this prospectus. We will bear all expenses in connection with the preparation of this prospectus.

          Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2008.

------------------------

ABOUT THIS PROSPECTUS

          Unless the context otherwise requires, references in this prospectus to “the company,” “our company,” “we,” “our” and “us” means FutureIT, Inc. and its wholly-owned subsidiaries, Future I.T. Ltd. and Future IT Software Limited (100% owned). The term “NIS” refers to new Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

          You should rely only on the information contained in this prospectus and in any free writing prospectus which we file with the Securities and Exchange Commission. We have not authorized anyone to provide you with information different from that contained in this prospectus or such free writing prospectus, if any. Any offers to sell common stock will be made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

          Unless otherwise indicated, U.S. dollar translations of the NIS amounts presented in this prospectus are translated using the rate of NIS to $1.00, the representative rate of exchange as of June 19, 2008 as published by the Bank of Israel. In reading this prospectus, you should note that currency fluctuations may positively or negatively affect the presentation of our operating expenses and net income in U.S. dollars depending on increases or decreases of the U.S. dollar conversion amounts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations --Quantitative and Qualitative Disclosure about Market Risk -- Effects of Currency Fluctuations.”

i

Note Regarding Forward-Looking Statements

          This prospectus and the documents incorporated in it by reference contain forward-looking statements that involve known and unknown risks and uncertainties. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

          Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. These factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Where You Can Find More Information

          We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. As such we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. Copies of the registration statement, including exhibits, may be obtained without charge at the website maintained by the SEC at www.sec.gov, or may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from that office upon payment of the fees prescribed by the SEC.

          We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. For further information about us, you may read and copy these filings at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090. You may also inspect our reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

          We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: Annette Solomon, FutureIT, Inc., 4 Hamelacha Street; North Industrial Area, Lod, Israel, telephone number: +(972)(8)920-8070.

Incorporation by Reference

          The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we filed or will file with the SEC. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of this registration statement and prior to effectiveness of this registration statement and after the date of this prospectus and until we sell all the securities shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the following previously filed documents:

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

          To receive a free copy of any of the documents incorporated by reference in this Prospectus (other than exhibits to such documents that are not specifically incorporated by reference into such documents) call or write us at the following address: Annette Solomon, FutureIT, Inc., 4 Hamelacha Street; North Industrial Area, Lod, Israel, telephone number: +(972)(8)920-8070.

Prospectus Summary

          This summary highlights information contained in other parts of this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” beginning on page 6, our financial statements and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

FutureIT, Inc.

          We are engaged in the development, marketing, sale and support of software products that provide easy-to-use comprehensive database management and monitoring solutions for both small and medium sized enterprises, or SMEs, and larger enterprises, running different Microsoft Structured Query Language, or SQL servers, versions 2000 and 2005, as well as Microsoft SQL Server Desktop Engine, or MSDE and SQL Express.

          We were incorporated in the State of Delaware on October 26, 2006 under the name FutureIT, Inc. On January 8, 2007 we purchased 90% of Future I.T. Ltd. and on January 15, 2008 we purchased the remaining 10% interest in Future I.T. Ltd. Future I.T. Ltd. began selling the EZ Manage SQL standard edition in December 2005 and had revenues of approximately $160,000 and $232,000 in the fiscal years ended December 31, 2006 and 2007, respectively. We also have a wholly-owned subsidiary in the United Kingdom, Future IT Software Limited, that serves as a marketing subsidiary. To date we have sold more than 500 units of our EZ Manage SQL, in both the standard edition version (designed for small to medium size clients) and the enterprise edition version (designed for larger enterprises or more sophisticated users). We market our products through our subsidiaries and through distributors and resellers globally. We currently have approximately 45 resellers in more than 17 countries. To date revenues have been generated almost exclusively from Israel. A significant percentage of our sales to date have been made through direct sales of our Israeli subsidiary.

          Our strategy is to position ourselves as a leading software provider to SMEs as well as to larger corporations and organizations, of accessible and simple to use information technology, or IT, management solutions for the Microsoft SQL server environment. This includes solutions for administration, maintenance, monitoring and backup for Microsoft SQL Server and other Windows servers based components.

          Our principal executive offices are located in 4 Hamelacha Street, North Industrial Area, Lod, Israel, Tel: (972)(8)920-8070.

January 2007 Bridge Loan

          In reliance upon an exemption from registration provided by Rule 505 and Regulation S under the Securities Act, in January and February 2007, we issued secured promissory notes and shares of common stock to U.S. accredited investors and to foreign investors. The aggregate principal amount of the promissory notes sold was approximately $400,000. The promissory notes bore interest at an annual rate of 10%. In addition, for each approximately $25,000 in principal loaned to us, we issued to the investors 90,000 shares of our common stock and in the aggregate 1,440,000 shares of our common stock were issued to the investors. An aggregate of $75,000 of the promissory notes and 270,000 shares of common stock were sold to directors and officers of our company, their family members or companies controlled by them.

          Six investors who participated in the Bridge Loan elected to invest in the Private Placement, paying the difference between the purchase price in the Private Placement and the principal amount of the promissory notes held by them. Following the investment of the six investors in the Private Placement, the aggregate principal amount of the Bridge Loan was reduced by approximately $175,000. The remaining principal of the Bridge Loan and all accrued and unpaid interest was paid from the proceeds of our Private Placement on December 24, 2007.

Private Placement of Shares of Common Stock and Warrants

          In reliance upon exemptions from registration provided by Rule 505 and Regulation S under the Securities Act, we sold 5,400,000 shares of our common stock to U.S. accredited investors and foreign investors, as such terms are defined under the Securities Act. The purchase price per share of common stock was $0.30 per share. We also granted the investors a right to purchase up to an aggregate of 2,494,800 additional shares of common stock at $0.50 per share issuable upon the exercise of warrants, exercisable until the earlier of (a) 5:00 p.m. Eastern Time thirty months following the date of this prospectus, or (b) upon (i) consummation of a registered public offering of common stock (i) at an equity value of not less than $0.65 per share yielding net proceeds to us of not less than one million dollars and (ii) following which the common stock is listed on a U.S. national exchange; or (ii) merger of our company into a third party or (iii) acquisition of all or substantially all of our assets.

          In connection with the Private Placement, we issued to the placement agents, advisors and consultants an aggregate of 1,500,000 shares of common stock and warrants to purchase up to 597,220 shares of common stock exercisable at $0.30 per share. The warrants issued to the placement agents, advisors and consultants have the same exercise period as the warrants issued to the investors in the Private Placement.

          We are filing this prospectus, at our expense, as required by the registration rights agreement among us and the selling stockholders. We will not receive any proceeds from the resale of the common stock offered hereby by the selling stockholders. We may receive up to $1,426,566 in proceeds from the exercise of the warrants, if and when they are exercised.

The Offering

Securities Offered	11,432,000 shares of common stock, including 8,340,000 shares of common stock that were issued to the selling shareholders and up to 3,092,020 shares issuable upon exercise of outstanding warrants.

Use of Proceeds	We will not receive any proceeds from the sale of the shares offered hereby. We will, however, receive the proceeds from the exercise of exercisable warrants, if and when they are exercised.

Common Stock outstanding	23,840,000 shares.

Risk Factors	Prospective investors should carefully consider the Risk Factors beginning on Page 6 before buying the common stock offered hereby.

Risk Factors

          This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Business

We have a limited operating history and limited historical financial information upon which you may evaluate our performance.

          You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages of development. We may not successfully address these risks and uncertainties or successfully implement our existing and new products and services. If we fail to do so, it could materially harm our business and impair the value of our common stock. Even if we accomplish these objectives, we may not generate positive cash flows or profits we anticipate in the future. We were incorporated in October 2006. Future I.T. Ltd., our wholly owned subsidiary, began selling the EZ Manage SQL standard edition in December 2005 and had revenues of approximately $160,000 and $232,000 in the fiscal years ended December 31, 2006 and 2007, respectively.

          As of December 31, 2007, we had long term debt of $1,150,000 including $500,000 of bank debt and $650,000 of long term debt owed to DataSafe. As of December 31, 2007, we owed our suppliers and others approximately $342,000. Unanticipated problems, expenses and delays are frequently encountered in establishing a new business and developing new products and services. These include, but are not limited to, inadequate funding, lack of consumer acceptance, competition, product development, and inadequate sales and marketing. Our failure to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail operations. No assurance can be given that we can or will ever operate profitably.

We have incurred losses since inception and we may be unable to achieve profitability or generate positive cash flow.

          We incurred aggregate net losses of approximately $2,831,000 since our inception, and we may be unable to achieve profitability in the future. If we continue to incur losses in future periods, we may be unable to implement our business plan.

          As of December 31, 2006 and 2007, we had an accumulated deficit of approximately $1,168,000 and $2,831,000, respectively. We may not achieve profitability if our revenues increase more slowly than we expect, or if operating expenses exceed our expectations or cannot be adjusted to compensate for lower than expected revenues. If we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis. Any of the factors discussed above could cause our stock price to decline, if and when our common stock is approved for trading, of which there is no assurance.

We may not be able to obtain necessary future financings and our inability to obtain sufficient capital on acceptable terms would materially impact our future operating results and viability.

          We anticipate that our existing capital resources as well as the proceeds which we received in a private placement of our common stock that was completed in December 11, 2007, or the Private Placement, will be adequate to satisfy our working capital and capital expenditure requirements until at least December 2008, but we may need to raise additional funds in the future for a number of uses, including:

•	implementing marketing and sales activities for our products and services;

•	expanding research and development programs;

•	repaying our outstanding debts as they come due;

•	meeting any shortfall arising from an unexpected deviation from our budget;

•	expanding investment in fixed assets; and

•	hiring additional qualified personnel.

          We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

•	develop new products;

•	enhance our existing products;

•	remain current with evolving industry standards;

•	take advantage of future opportunities; or

•	respond to competitive pressures or unanticipated requirements.

          Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our common stock would decrease and the percentage ownership of then current shareholders would be diluted.

We may not be able to sustain our current independent software vendor royalties agreement with Microsoft and the termination of our independent software vendor agreement could seriously harm our business and result in reduced revenues and income.

          In March 2006 we entered into an independent software vendor, or ISV, agreement with Microsoft for a period of two years whereby we are permitted to sell certain Microsoft software products (that we purchase at reduced prices) together with our products, thus increasing the attractiveness of our products to potential customers and our profits from these sales. If Microsoft does not renew our agreement or significantly reduces the discount at which we purchase Microsoft products under the agreement, revenues from the sale of our products and our profitability may be adversely affected.

We may not accurately anticipate the timing of the market needs for our products and develop such products at the appropriate times, which could harm our operating results and financial condition.

          Accurately forecasting and meeting our customers’ requirements is critical to the success of our business. Forecasting to meet customers’ needs is particularly difficult in connection with newer products and products under development. Our ability to meet customer demand depends on our ability to configure our product applications to the complex architecture that our customers have developed, the availability of components and other materials and the ability of our contract manufacturers to scale their production of our products. Our ability to meet customer requirements depends on our ability to obtain sufficient volumes of these components and materials in a timely fashion. If we fail to meet customers’ supply expectations, our net revenues will be adversely affected, and we will likely lose business.

The failure to develop additional distribution channels to market and sell our products will impact the viability of our company.

          The majority of our sales to date have been direct sales to companies in Israel. Although we have executed agreements with various distributors and resellers in 17 countries, these channels have not yet generated significant revenues. Although we intend to broaden our base of distributors and resellers, these parties as well as our existing distributors and resellers may not succeed in marketing our products to their customers.

Since many of our target clients have limited resources, we may lose customers to low cost competitors or experience a high level of non-collectible accounts, which would negatively affect our operating results.

          We intend to concentrate on serving SMEs. This target market contains many businesses that may not be successful. Moreover, we believe a significant portion of this target market is highly sensitive to price, and sales may be lost to low-cost competitors. Additionally, if a customer becomes dissatisfied with our products, cancellation, non-payment, or non-renewal becomes more likely.

We rely on distributors and resellers to market our products and if we are unable to collect the proceeds from sales made by them, our future revenues and profitability will be adversely affected.

          As our goal is to expand the sale of our products internationally, we will need to market and sell our products through companies that function as distributors and resellers. By relying upon such companies we may face a risk of inability to collect the proceeds received by them. We may face obstacles to collect the payments to which we are entitled from those companies. Such obstacles may lead to further spending on litigation and may result in loss of profit. This loss of profit may result in curtailing our marketing, sales, research and development activities and by that fact we may not achieve our financial goals.

We may not effectively execute our strategy and as a result, competitors may seize the market opportunity and our future revenues and profitability will be adversely affected.

          If we fail to execute our server management strategy in a timely or effective manner, our competitors may be able to seize the opportunity we have identified to address the server management needs of SMEs. Our business strategy is complex and requires that we successfully and simultaneously complete many tasks, and the failure to complete any one of these may jeopardize our strategy as a whole. In order to be successful, we will need to:

•	market our services and build our brand name effectively;

•	develop new products and services;

•	enhance the efficiency of our infrastructure to accommodate additional customers;

•	expand our customer base; respond to competitive developments; and

•	attract, retain and motivate qualified personnel.

          If we are unable to execute our strategy, our revenues and profitability would be adversely affected.

We may face intense competition and may not be able to operate profitably in our markets.

          The server management markets for SMEs may become highly competitive, which could hinder our ability to successfully market our products and services. We may not have the resources, expertise or other competitive factors to compete successfully in the future. There are no substantial barriers to entry and we expect to face additional competition from existing competitors and new market entrants in the future. Many of our competitors have greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to:

•	develop and expand their products and service offerings more rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisition and other opportunities more readily; and,

•	devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

          Current and potential competitors in the market include companies that develop and sell products directed to database administrators; and large IT firms that provide interdisciplinary and wide array of products and services pertaining to IT. These competitors may operate in one or more of these areas and include companies such as Quest Software Inc., Red Gate Software Limited, Microsoft Corporation and Idera, a division of BBS Technologies, Inc. Furthermore, Microsoft currently provides without charge to its SQL server clients a software product which is intended to manage and maintain the server. We will face a more competitive environment if Microsoft upgrades its product to provide more features and this will pose substantial competition to our product solutions. If we are unable to remain competitive and provide value to our potential customers, revenues would be negatively affected as would our operating results.

We are reliant on DataSafe for various administrative and software development services and if our relationship with DataSafe is terminated or reduced in scope, our costs may be significantly higher and our operations and profitability would be adversely affected.

          Our principal operations were acquired from DataSafe, the owner of approximately 65% of our outstanding shares of common stock, and almost all our software development was carried out by DataSafe or its subsidiaries. We are currently dependent on DataSafe for various ongoing services, such as accounting, secretarial and other general services. In addition, DataSafe has provided us with loans and guarantees required to secure bank financing. In the event that DataSafe terminates any of these services, we believe that we will be able to secure these services from other third party suppliers to perform the required activities internally, however, the cost to us may be significantly higher and this may have a material adverse effect on our operations and profitability. See “Certain Transactions – Related Party Transactions”.

Our ability to successfully market our products and services could be substantially impaired if we cannot deploy new products or if our new products prove to be unreliable, defective or incompatible.

          We may experience difficulties that could delay or prevent the successful development, introduction or marketing of database administration software in the future. If any newly introduced products suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be adversely affected. New products we deploy may suffer from reliability, quality or compatibility problems. If we incur increased costs or cannot, for technical or other reasons, enhance our ability to successfully market our products and services, our operations could be substantially impaired. In addition, new products and services may not be accepted by our customers.

Impairment of our proprietary information and trade secrets could negatively affect our business or could allow competitors to minimize any advantage that our proprietary technology may give us.

          We currently have no patented technology that would preclude or inhibit competitors from entering the markets that we serve. While it is our practice to enter into agreements with all employees and some of our customers and suppliers to prohibit or restrict the disclosure of proprietary information, we cannot be sure that these contractual arrangements or the other steps we take to protect our proprietary rights will prove sufficient to prevent illegal use of our proprietary rights or to deter independent, third-party development of similar proprietary assets.

          Effective copyright, trademark, trade secret and patent protection may not be available in every country in which our products and services are offered. In the future, we may be involved in legal disputes relating to the validity or alleged infringement of our intellectual property rights or those of a third party. Intellectual property litigation is typically extremely costly and can be disruptive to business operations by diverting the attention and energies of management and key technical personnel. In addition, any adverse decisions could subject us to significant liabilities, require us to seek licenses from others, prevent us from using, licensing or selling certain of our products and services, or cause severe disruptions to operations or the markets in which we compete which could decrease profitability.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

          Despite testing by us, errors may be found in our software products. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim. We currently do not carry product liability insurance for our products.

If we are unable to attract and retain senior management and key personnel, we may not be able to compete effectively in our market.

          Our success will depend, in part, on our ability to attract and retain senior management and key, technical and sales and marketing personnel. We attempt to enhance our management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas. We experience strong competition for such personnel in the server management industry. Our inability to retain senior management and attract and retain sufficient additional employees, and IT, engineering and technical support resources, could have a material adverse effect on our business, financial condition, results of operations and cash flows. The loss of senior management and key personnel could limit our ability to develop and market our products and services.

          Changes in technology and industry standards may cause our products to be non-competitive or increase our product costs. In the server management industry, software and service providers must keep pace with evolving technologies in order to offer relevant, sophisticated products and services on a timely basis to meet rapidly changing customer demands. Our success depends, in part, upon the ability to offer products and services that incorporate leading technologies, address the increasingly sophisticated and varied needs of our current and prospective customers who require server management products and services, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The market for server management products and services is characterized by evolving industry standards, changes in interfaces which derive new and special customer needs, emerging competition and frequent introductions of new products and services. We also believe that to compete successfully, our services must remain compatible with products offered by various vendors. Enhanced or newly developed third-party products may not be compatible with our infrastructure or adequately address the needs of our customers. Although we currently intend to support emerging standards, industry standards may not be established. Even if they are established, we may not be able to conform to these new standards swiftly enough to remain competitive. Our failure to conform to the prevailing standard could cause us to lose customers or fail to attract new customers. In addition, third-party products, services or technologies could render our services noncompetitive or obsolete.

We are subject to risks associated with international operations, including currency fluctuations, and our business, operating results and financial condition may be adversely affected.

          We are based in Israel and generate a large percentage of our sales outside the U.S. We had no significant sales outside Israel for the years ended December 31, 2006 and 2007. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition will be adversely affected.

          International operations are subject to inherent risks, including the impact of possible recessionary environments in multiple foreign markets and longer receivables collection periods and greater difficulty in accounts receivable collection.

          If any payments resulting from fluctuations on the exchange of foreign currencies were imposed, our business could be adversely affected as a result of the multi-currency business environment in which we operate. Although exposure to multi-currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently to our business, operating results and financial condition.

We are vulnerable to software failures, which could harm our reputation and cause our customers to seek reimbursement from us and take their business to another provider.

          The software products that we distribute must be able to perform on the servers and properly manage them around the clock without interruption. Our support operations depend upon our ability to supply our costumers with telephone and e-mail assistance and our support center may suffer damages emanating from human error, force majeure, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events. Future interruptions could:

•	cause customers or end users to seek damages for losses incurred;

•	require us to replace existing equipment or add redundant facilities;

•	damage our reputation for reliable service;

•	cause existing customers to cancel their contracts; or

•	make it more difficult for us to attract new customers.

We do not anticipate paying any dividends.

          As holders of our common stock, you will only be entitled to receive those dividends that are declared by our board of directors out of surplus. We do not expect to have surplus available for declaration of dividends in the foreseeable future. Indeed, there is no assurance that such surplus will ever materialize to permit payment of dividends. Our board of directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, reserve needs and other circumstances.

We have not voluntarily implemented various corporate governance measures, in the absence of which, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

          Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the New York Stock Exchange or The Nasdaq Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors’ independence, audit committee oversight, and the adoption of a code of ethics. We have not yet adopted any of these corporate governance measures, but the code of ethics, and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an audit or other independent committees of our board of directors. It is possible that if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

          Section 404 of the Sarbanes-Oxley Act requires us to comprehensively evaluate our internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures annually. In the future, our management will be required to assess and issue a report concerning our internal controls over financial reporting annually, and our independent auditors will be required to issue an opinion on our internal controls over financial reporting. We are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

          If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards as then in effect and as supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. As a result we might be subject to sanctions or investigation by regulatory agencies such as the SEC and we may become involved in securities class action litigation that could divert management’s attention and harm our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports. If we cannot produce reliable financial reports or otherwise maintain appropriate internal controls, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, the market price for our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

Our executive officers, directors and 5% or greater shareholders have the ability to significantly influence matters requiring a shareholder vote and other shareholders may not have the ability to influence corporate transactions.

          Currently, our existing officers, directors and principal shareholders beneficially own approximately 84.37% of our outstanding shares of common stock. As a result, such persons, acting together, will have the ability to significantly influence the vote on all matters requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions.

There is no public trading market for our common stock and no public market may develop.

          Currently, there is no trading market for our common stock, and there can be no assurance that such a market will commence in the future. There can be no assurance that an investor will be able to liquidate his or her investment without considerable delay, if at all. If a trading market does commence, the price may be highly volatile. Factors discussed herein may have a significant impact on the market price of the shares offered. Moreover, due to the relatively low price of our securities, many brokerage firms may not effect transactions in our common stock if a market is established. Rules enacted by the SEC increase the likelihood that most brokerage firms will not participate in a potential future market for our common stock. Those rules require, as a condition to brokers effecting transactions in certain defined securities (unless such transaction is subject to one or more exemptions), that the broker obtain from its customer or client a written representation concerning the customer’s financial situation, investment experience and investment objectives. Compliance with these procedures tends to discourage most brokerage firms from participating in the market for certain low-priced securities.

Risks Related to Our Operations in Israel

We are headquartered in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

          Our principal offices and research and development facilities and many of our suppliers are located in Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

          Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this Prospectus or to assert U.S. securities law claims in Israel.

          All of our executive officers and directors are not residents of the U.S., and a majority of our assets and the assets of these persons are located outside of the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S., against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities` laws. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Use of Proceeds

          We are filing this prospectus, at our expense, as required by the registration rights agreements among us and the selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of our common stock. We may, however, receive up to $1,247,400 in proceeds from the exercise of warrants to purchase 2,494,800 shares of our common stock at $0.50 per share, that were issued to investors in the Private Placement, and up to $179,166 in proceeds from the exercise of warrants to purchase 597,220 shares of our common stock at $0.30 per share, that were issued to the placement agents, advisors and consultants, if and when they are exercised. These shares are included in the shares being offered for resale under this prospectus. We intend to use any proceeds received from the exercise of the warrants for general corporate purposes. We have agreed to bear all expenses relating to the registration of the common stock registered pursuant to the registration statements of which this prospectus is a part.

Market For Common Equity And Related Stockholder Matters

          There is no public market for our common stock. As of May 29, 2008 we had 50 registered stockholders. In the future we plan to have our common stock traded on the Over-The-Counter Bulletin Board.

Dividend Policy

          We have never declared or paid dividends on our common stock, and we do not intend to declare or pay dividends on our common stock in the foreseeable future. We intend to retain any earnings to fund the development and growth of our business. Our board of directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, reserve needs and other circumstances.

Selling Stockholders

          The common stock being offered by the selling stockholders were issued or are issuable upon exercise of warrants issued pursuant to the Bridge Loan, the Private Placement transactions and as compensation to the placement agent, advisors and consultants that were employed in connection with such transactions. We are registering the common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Of the 11,432,020 shares of common stock being offered by the selling stockholders, 3,340,200 shares are being offered by directors and officers of our company, their family members or companies controlled by them. To our knowledge, except as otherwise indicated in the footnotes to the selling stockholders table below, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

          The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of common stock beneficially owned by each selling stockholder, based on its ownership of the common stock and warrants, as of the date of this prospectus, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise. The fourth column lists the common stock being offered by this prospectus by the selling stockholders and the fifth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

           In accordance with the terms of the registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least sum of (i) the number of shares of common stock initially issued pursuant to the subscription agreements; and (ii) the number of shares of common stock issuable upon exercise of the warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

        The selling stockholders may sell all, some or none of their shares in this offering. See “Offer Statistics, Expected Time Table and Plan of Distribution.”

Name of Selling Shareholder	Number of Common Stock Beneficially Owned Prior to Offering (1)		Percentage of Common Stock Beneficially Owned Prior to Offering (2)	Maximum Number of Common Stock Offered Pursuant to this Prospectus	Number of Common Stock Beneficially Owned After Offering	Percentage of Common Stock Beneficially Owned After Offering

Maller Estate Planning Trust (3)	360,000		1.51%	360,000	0	*
Dahav Financial Systems Ltd.(4)	472,400	(5)	1.97%	472,400	0	*
Itzhak Gillam	236,200	(7)	*	236,200	0	*
Anobis Holdings Ltd. (6)	1,045,200	(8)	4.22%	146,200	899,000	3.63%
Omer Nirhod	90,000		*	90,000	0	*
Avram Gafner	90,000		*	90,000	0	*
Avram and Angela Lehrer	90,000		*	90,000	0	*
Yossef Bar Eli	236,200	(7)	*	236,200	0	*
Shamad Orlan Ltd.(9)	686,200	(10)	2.81%	146,200	540,000	2.21%
Adia Bachar(11)	90,000		*	90,000	0	*
Mathew Wohl	146,200	(7)	*	146,200	0	*
Thrift Warehouses, Inc.	90,000	(12)	*	90,000	0	*
Frida Suksaman Djemal	90,000		*	90,000	0	*
Percision Enterprises Ltd. (13)	90,000		*	90,000	0	*
Daniel Zahavi	90,000		*	90,000	0	*
Ira Morstyn	584,800	(14)	2.43%	584,800	0	*
Kamil Mishal	146,200	(7)	*	146,200	0	*
Ezra Ben-Kohav	146,200	(7)	*	146,200	0	*
Halaka Company Ltd. (15)	292,400	(5)	1.22%	292,400	0	*
Guy Levi	146,200	(7)	*	146,200	0	*
Remi Samuel	292,400	(5)	1.22%	292,400	0	*
Avi Hamawi	146,200	(7)	*	146,200	0	*
Doron Imbar & Sigal Imbar	146,200	(7)		146,200	0	*
Yoram Nirhod	584,800	(11)	2.43%	584,800	0	*
Computrain Ltd.(16)	146,200	(7)	*	146,200	0	*
Stephen Colman	146,200	(7)	*	146,200	0	*
Shlomi Yarmus	146,200	(7)	*	146,200	0	*
Robert Imershein	292,400	(5)	1.22%	292,400	0	*
Graham Newman	154,380	(17)		154,380	0	*
Max Canddioti	146,200	(7)	*	146,200	0	*
Daniela Rudoff	146,200	(7)	*	146,200	0	*
Nicholas, The Viscount Bearsted	2,243,000	(18)	9.12%	2,193,000	50,000	0.21%
Anthony Harris	146,200	(7)	*	146,200	0	*
Bruce & Lori Hersheno	146,200	(7)	*	146,200	0	*
CMS Capital Ltd. (19)	292,400	(5)	1.22%	292,400	0	*
Emanuel Sklar Revokable Trust (20)	146,200	(7)	*	146,200	0	*
Marc Feder	146,200	(7)	*	146,200	0	*
Solomon Mayer	146,200	(7)	*	146,200	0	*
Isram Capital Ltd. (21)	170,000		*	170,000	0	*
Mike Michaelson	164,616	(22)	*	164,616	0	*
Kanyanei Bar-Reket Ltd. (23)	26,810	(24)	*	26,810	0	*
Samuel Pilzer	29,478	(25)	*	29,748	0	*
David Duke Capital Investments Ltd. (26)	2,250	(27)	*	2,250	0	*
Gary J. Sandler	18,590	(28)	*	18,590	0	*
Haia Van Gelderen	7,438	(29)	*	7,438	0	*
IBDC Israel, Ltd. (30)	510,984	(31)	2.13%	510,984	0	*
JH Darbie (32)	1,140,756	(33)	4.73%	1,140,756	0	*
David C. Noll	17,848	(34)	*	17,848	0	*

* Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common stock relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based upon 23,840,000 shares of common stock outstanding.

(3)	The Trustee for the Maller Estate Planning Trust is Mr. Melvyn Maller.

(4)	Mr. Dove Halperin is the sole owner of Dahav Financial Systems Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Dahav Financial Systems Ltd.

(5)	Includes 92,400 shares of common stock issuable upon the exercise of warrants.

(6)

Mr. Omer Nirhod, the controlling shareholder of DataSafe, our controlling shareholder and the president and director of our company is the sole owner of Anobis Holdings Ltd., and may be deemed to hold the voting and investment powers for the common stock held by Anobis Holdings Ltd.

(7)	Includes 46,200 shares of common stock issuable upon the exercise of warrants.

(8)	Includes 46,200 shares of common stock issuable upon the exercise of warrants and 899,000 shares issuable upon the exercise of options.

(9)

Mr. Shmuel Bachar, the chairman of our Board of Directors is the sole owner of Shamad Orlan Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Shamad Orlan Ltd.

(10)	Includes 46,200 shares of common stock issuable upon the exercise of warrants and 540,000 shares issuable upon the exercise of options.

(11)	Mrs. Adia Bachar is the wife of Mr. Shmuel Bachar, the chairman of our Board of Directors.

(12)	Mr. Mathew Wohl is the sole owner of Thrift Warehouses, Inc. and may be deemed to hold the voting and investment powers for the common stock held by Thrift Warehouses, Inc.

(13)	Mr. Sean Hogan is the sole owner of Percision Enterprises Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Percision Enterprises Ltd.

(14)	Includes 184,800 shares of common stock issuable upon the exercise of warrants.

(15)

Each of Mr. Jacob Immanuel, Mrs. Ora Immanuel Mr. Haim Etani and Mrs. Ora Etani is 25% owner of Halaka Company Ltd. Messrs. Jacob Immanuel and Haim Etani are the managing directors and hold the voting and investment powers for the common stock held by Halaka Company Ltd.

(16)	Mr. Shlomo Zfrir is the sole owner of Computrain Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Computrain Ltd.

(17)	Includes 48,880 shares of common stock issuable upon the exercise of warrants

(18)	Includes 693,000 shares of common stock issuable upon the exercise of warrants and 50,000 shares issuable upon the exercise of options.

(19)	Mr. Howard Weiss is the sole owner of CMS Capital Ltd. and may be deemed to hold the voting and investment powers for the common stock held by CMS Capital Ltd.

(20)	The Trustee for the Emanuel Sklar Revokable Trust is Mr. Emanuel Sklar.

(21)	Mr. Mike Mikelson is the sole owner of Isram Capital Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Isram Capital Ltd.

(22)	Includes 164,616 shares of common stock issuable upon the exercise of warrants.

(23)	Mr. Cornelis Haim Den Heijer is the controlling shareholder of Kanyanei Bar-Reket Ltd. and may be deemed to hold the voting and investment powers for the common stock held by Kanyanei Bar-Reket Ltd.

(24)	Includes 11,810 shares of common stock issuable upon the exercise of warrants.

(25)	Includes 9,748 shares of common stock issuable upon the exercise of warrants.

(26)	Mr. David Duke is the sole owner of David Duke Capital and may be deemed to hold the voting and investment powers for the common stock held by David Duke Capital.

(27)	Includes 2,250 shares of common stock issuable upon the exercise of warrants.

(28)	Includes 6,090 shares of common stock issuable upon the exercise of warrants.

(29)	Includes 2,438 shares of common stock issuable upon the exercise of warrants.

(30)

Messrs. Eyal Diskin and Robert Levitz each holds 50% of the shares of IBDC Israel, Ltd. and may be deemed to hold the voting and investment powers for the shares of common stock held by IBDC Israel, Ltd. The shares of common stock were issued to IBDC Israel, Ltd. and are issuable to IBDC Israel, Ltd., upon the exercise of warrants, in each case as compensation for the provision of consulting services.

(31)	Includes 111,984 shares of common stock issuable upon the exercise of warrants.

(32)

Mr. Robert Rabinowitz. is the sole owner of JH Darbie and may be deemed to hold the voting and investment powers for the shares of common stock held by JH Darbie.JH Darbie is a registered broker-dealer. The shares of common stock were issued to JH Darbie, and are issuable to JH Darbie, upon the exercise of warrants, in each case as compensation for provision of placement agent services.

(33)	Includes 279,756 shares of common stock issuable upon the exercise of warrants.

(34)	Includes 5,848 shares of common stock issuable upon the exercise of warrants.

Plan of Distribution

          We are registering the common stock issued and issuable upon exercise of the warrants to permit the resale of these common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the common stock. We will bear all fees and expenses incident to our obligation to register the common stock.

           The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

          If the selling stockholders effect such transactions by selling common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell common stock short and deliver common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares.

          The selling stockholders may pledge or grant a security interest in some or all of the warrants or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

          The selling stockholders and any broker-dealer participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

          Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          There can be no assurance that any selling stockholder will sell any or all of the common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

          The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

          We have been informed by the selling stockholders that they have not taken, nor do they plan to take, a short position or other form of hedging in the our common stock prior to the effectiveness of this resale registration statement.

          We will pay all expenses of the registration of the common stock pursuant to the registration rights agreements; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

          Once sold under the registration statement, of which this prospectus forms a part, the common stock will be freely tradable in the hands of persons other than our affiliates.

Penny Stock Rules

          The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” which for the purposes relevant to us, is any equity security that has a market price of less than $5.00 per share or having an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

•	In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

          A broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

          Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Description of Securities

General

          Our authorized share capital consists of 35,000,000 shares of common stock, par value $0.0001 per share.

Voting Rights

          All of our shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors.

Liquidation Rights

          In the event of liquidation of our company, each shareholder is entitled to receive a proportionate share of the company’s assets available for distribution to shareholders after the payment of liabilities. All of our shares of common stock issued and outstanding are fully-paid and nonassessable.

Dividend Rights

          Holders of our shares of common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when, and if, declared by the Board of Directors out of funds legally available therefor. We have not paid any dividends on our common stock and intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and our financial condition.

Transfer Agent and Registrar

          The Transfer Agent and Registrar for our common stock is Worldwide Stock Transfer, LLC.

Warrants and Rights

          We have granted the investors in our Private Placement a right to purchase up to an aggregate of 2,494,800 additional shares of common stock at $0.50 per share issuable upon the exercise of warrants, exercisable until the earlier of (a) 5:00 p.m. Eastern Time thirty months following the date of this prospectus, or (b) upon (i) consummation of a registered public offering of common stock (i) at an equity value of not less than $0.65 per share yielding net proceeds to us of not less than one million dollars and (ii) following which the common stock is listed on a U.S. national exchange; or (ii) merger of our company into a third party or (iii) acquisition of all or substantially all of our assets.

          In connection with the Private Placement, we issued to the placement agents, advisors and consultants an aggregate of warrants to purchase up to 597,220 shares of common stock exercisable at $0.30 per share. The warrants issued to the placement agents, advisors and consultants have the same exercise period as the warrants issued to the investors in the Private Placement.

          As of May 29, 2008, there are 38 warrants outstanding.

Legal Proceedings

          We are currently not a party to any pending litigation, government investigation or any other legal proceedings.

Experts

          Our consolidated financial statements included herein as of and for the years ended December 31, 2006 and 2007, have been audited by Brightman Almagor & Co. certified public accountants a member firm of Deloitte Touche Tomatsu as set forth in their report included herein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

          The expenses of the issuance and distribution of the securities being registered hereby, other than selling discounts and commissions, are estimated as follows:

Securities and Exchange Commission registration fee	$175.49
FINRA filing fee	-
Legal fees and expenses	-
Accounting fees and expenses	-
Printing fees and expenses	-
Miscellaneous	2,224.51

Total	$135,400.00

Item 14. Indemnification of Directors and Officers

          Section 145 of the Delaware General Corporation Law, or DGCL, permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 145(e) of the DGCL permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the DGCL. Section 145(f) of the DGCL provides that the indemnification and advancement of expense provisions contained in the DGCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

          Our certificate of incorporation provides, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our certificate of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.

          We entered into indemnification agreements with each of our current directors to give these directors additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors. We expect to acquire a liability insurance for our directors’ and officers’.

Item 15. Recent Sales of Unregistered Securities

January 2007 Bridge Loan

          In reliance upon an exemption from registration provided by Rule 505 and Regulation S under the Securities Act, in January and February 2007, we issued secured promissory notes and shares of common stock to U.S. accredited investors and to foreign investors. The aggregate principal amount of the promissory notes sold was approximately $400,000. The promissory notes bore interest at an annual rate of 10%. Such interest was calculated monthly on the basis of a 365 day year and was paid in quarterly installments on each April 30, July 31, October 31 and January 31 (or the next succeeding business day) and the maturity date of the notes. In the event of default under the promissory notes the interest would have been automatically increased to 18% per annum or the maximum rate allowed by applicable law, whichever is less. The Bridge Loan was secured by a security interest on all of our assets. Pursuant to the loan agreement, the principal amount of the notes and any accrued and unpaid interest became due and payable on the sooner to occur of (i) within three (3) business days following the receipt by us of funds from Private Placements or a public offering of shares of our common stock in which the we raise a minimum aggregate sum of $1,500,000, or (ii) January 26, 2008. In addition, for each approximately $25,000 in principal loaned to us, we issued to the investors 90,000 shares of our common stock and in the aggregate 1,440,000 shares of our common stock were issued to the investors. The par value of the shares of common stock issued to each holder ($0.0001 per share) was deducted by us from the promissory notes (and the principal amount of the promissory notes was reduced accordingly) and attributed to the shares of common stock so that all the shares issued to the purchasers of the promissory notes were fully paid-up and nonassesable. We recorded a discount of $186,251 to reflect the value of the shares of common stock that were issued to the purchasers of the promissory notes and is amortizing this amount through the maturity date of the promissory notes. An aggregate of $124,263 was amortized through September 30, 2007. An aggregate of $75,000 of the promissory notes and 270,000 shares of common stock were sold to directors and officers of our company, their family members or companies controlled by them.

          Six investors who participated in the Bridge Loan elected to invest in the Private Placement, paying the difference between the purchase price in the Private Placement and the principal amount of the promissory notes held by them. Following the investment of the six investors in the Private Placement, the aggregate principal amount of the Bridge Loan was reduced by approximately $175,000. The remaining principal of the Bridge Loan and all accrued and unpaid interest was paid from the proceeds of our Private Placement on December 24, 2007.

Private Placement of Shares of Common Stock and Warrants

          In reliance upon exemptions from registration provided by Rule 505 and Regulation S under the Securities Act, we sold 5,400,000 shares of our common stock to U.S. accredited investors and foreign investors, as such terms are defined under the Securities Act. The purchase price per share of common stock was $0.30 per share. We also granted the investors a right to purchase up to an aggregate of 2,494,800 additional shares of common stock at $0.50 per share issuable upon the exercise of warrants, exercisable until the earlier of (a) 5:00 p.m. Eastern Time thirty months following the date of this prospectus, or (b) upon (i) consummation of a registered public offering of common stock (i) at an equity value of not less than $0.65 per share yielding net proceeds to us of not less than one million dollars and (ii) following which the common stock is listed on a U.S. national exchange; or (ii) merger of our company into a third party or (iii) acquisition of all or substantially all of our assets.

          In connection with the Private Placement, we issued to the placement agents, advisors and consultants an aggregate of 1,500,000 shares of common stock and warrants to purchase up to 597,220 shares of common stock exercisable at $0.30 per share. The warrants issued to the placement agents, advisors and consultants have the same exercise period as the warrants issued to the investors in the Private Placement.

Item 16. Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation *
3.2	By-laws *
5	Legal Opinion of Carter Ledyard and Milburn LLP**
10.1	2007 Share Option Plan *
10.2	Bridge Loan Agreement dated January 26, 2007 *
10.3	Amendment to Bridge Loan dated February 1, 2007 *
10.4	Form of promissory Note *
10.5	Loan Agreement with DataSafe Group Ltd. dated December 31, 2006 *
10.6	Form of Loan Agreement with Israel Discount Bank Ltd. dated December 20, 2006 *
10.7	Private Placement Memorandum dated May 10, 2007 *
10.8	Amendment No. 1 to the Private Placement Memorandum dated August 9, 2007 *
10.9	Amendment No. 2 to the Private Placement Memorandum dated September 18, 2007 *
10.10	Form of Subscription Agreement *
10.11	Amendment No. 1 to the Form of Subscription Agreement *
10.12	Amendment No. 2 to the Form of Subscription Agreement *
10.13	Amendment No. 3 to the Form of Subscription Agreement *
10.14	Form of Registration Rights Agreement *
10.15	Amendment No. 1 to the Form of Registration Rights Agreement *
10.16	Amendment No. 2 to the Form of Registration Rights Agreement *
10.17	Escrow Agreement dated June 2, 2007 *
10.18	Form of Amendment No. 1 to the Escrow Agreement dated November 13, 2007 *
10.19	Form of Warrant *
10.20	Independent Software Vendor Agreement with Microsoft dated January 1, 2006 *
10.21	Employment Agreement with Nimrod Zahavi * *
10.22	Form of Indemnification Agreement *
10.23	Agreement with Future I.T. Ltd. , Mr. Omer Nirhod and Shamad Orlan Ltd. *
21	Subsidiaries of the Small Business Issuer *
23.1	Consent of Brightman Almagor & Co. independent registered public accounting firm a member of Deloitte Touche Tomatsu
23.2	Consent of Carter Ledyard and Milburn LLP **
24	Power of Attorney (included in the signature page of the Registration Statement). *

* Filed as an exhibit to the Registrant’s Registration Statement on Form SB-2 dated December 19, 2007

** Filed as an exhibit to the Registrant’s Amendment Number 1 to its Registration Statement on Form SB-2 dated January 23, 2008

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement of the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Tel Aviv, Israel, on June 19, 2008.

FUTUREIT, INC.

By:	/s/ Nimrod Zahavi

Nimrod Zahavi
Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each director and officer of FutureIT, Inc. whose signature appears below hereby appoints Shmuel Bachar and Omer Nirhod, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on June 19, 2008.

Name	Title

/s/ Shmuel Bachar

Shmuel Bachar	Chairman of the Board of Directors

/s/ Omer Nirhod

Omer Nirhod	President and Director

/s/ Nimrod Zahavi

Nimrod Zahavi	Chief Executive Officer

/s/ Moti Awadish

Moti Awadish	Chief Financial and Accounting Officer

/s/ Nicholas, The Viscount Bearsted

Nicholas, The Viscount Bearsted	Director

/s/ Michael Avnimelech

Michael Avnimelech	Director

/s/ Ofer Gur-Arie

Ofer Gur-Arie	Director

By: /s/ Donald Puglisi	Authorized Representative in the United States

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, Delaware 19715
Tel. (302) 738-6680